400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183
610.640.7800
Fax 610.640.7835
Christopher S. Miller
direct dial: +1 610 640 7837
direct fax: +1 610 640 7835
millerc@pepperlaw.com
May 17, 2007
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-6010
Attn: Mr. Gregory S. Belliston

Re:	PolyMedix, Inc. Schedule 14A Filed May 9, 2007 File No. 0-51895
Dear Mr. Belliston:
          On behalf of PolyMedix, Inc. (the “Company”), we are responding to comments by the staff of the Securities and Exchange Commission contained in your letter dated May 15, 2007, relating to the Company’s Schedule 14A filed May 9, 2007.
Proposal 2, page 21
1. We note you plan to conduct an equity offering of up to $35 million. Please disclose whether or not you currently have any additional plans to issue any of the shares that would be authorized through this proposal. If you do, please describe the plans and state how many shares will be issued pursuant to each such plan.
Company Response
The Company will modify the disclosure set forth in Proposal 2, page 21 of the Schedule 14A as follows:

Philadelphia	Boston	Washington, D.C.	Detroit	New York	Pittsburgh

Berwyn	Harrisburg	Orange County	Princeton	Wilmington
www.pepperlaw.com

United States Securities and Exchange Commission

May 17, 2007
“In addition to an as yet undetermined number of shares to be issued in the Offering, including shares issuable upon exercise of warrants, we plan to issue up to 5,423,000 shares of Common Stock pursuant to our 2002 Equity Compensation Plan and 2005 Omnibus Equity Compensation Plan, up to 8,124,712 shares of Common Stock issuable upon the conversion of the Series 1 Preferred Stock, up to 15,000 shares of Common Stock issuable at our option pursuant to an agreement we have with the University of Massachusetts, and up to 2,822,000 shares of Common Stock issuable upon the exercise of the warrants which are currently outstanding. Aside from such issuances, we do not have any present plan, understanding, arrangement, commitment or agreement regarding the issuance of our common stock. No further action or authorization by our stockholders would be necessary prior to the issuance of the additional shares of common stock unless required by applicable law or regulatory agencies or by the rules of any stock exchange on which our securities may then be listed.
If the proposal is approved, it will become effective upon filing a certificate of amendment to our amended and restated certificate of incorporation with the Secretary of State of the State of Delaware.”
          We thank you for your prompt attention to this letter responding to your comments and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to my attention at 610.640.7837.

Best regards,
/s/ Christopher S. Miller
Christopher S. Miller

cc:	Nicholas Landekic, President and Chief Executive Officer, PolyMedix, Inc.